Exhibit (a)(2)(i)

UGC Europe’s Special Committee Recommends that the Stockholders Reject UnitedGlobalCom’s Exchange Offer

Denver, Colorado, October 20, 2003 – UGC Europe, Inc. (NASDAQ: UGCE) announced today that, after careful consideration, including a thorough review with independent financial and legal advisors, the Special Committee of the Board of Directors of UGC Europe has determined that UnitedGlobalCom, Inc.’s (NASDAQ: UCOMA) offer to exchange 9.0 shares of UnitedGlobalCom’s Class A common stock for each of the outstanding shares of common stock of UGC Europe that it does not already own is not in the best interests of UGC Europe’s stockholders, other than UnitedGlobalCom and its affiliates. Accordingly, the Special Committee recommends that UGC Europe’s stockholders reject UnitedGlobalCom’s offer and not tender their shares in the exchange offer. The Special Committee also noted that it is in the process of arranging for the receipt of additional information from UnitedGlobalCom. The Special Committee was advised by Goldman, Sachs & Co. and legal counsel, Cleary, Gottlieb, Steen and Hamilton.

If stockholders have previously tendered shares and wish to withdraw their shares, they should contact their broker or the exchange agent, Mellon Investor Services LLC.

In connection with the exchange offer, UGC Europe will be filing certain materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9, which is expected to be filed on October 20, 2003. Stockholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they come available and all other filings by UGC Europe with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from UGC Europe by directing a request to UGC Europe, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, 303-220-4204, Attention: Investor Relations—Richard Abbott.

About UGC Europe

UGC Europe, Inc. through its subsidiary United Pan-Europe Communications N.V. (“UPC”) is one of the leading broadband communications and entertainment companies in Europe. Through its broadband networks, UPC provides television, Internet access, telephony and programming services.

NOTE: Except for historical information contained herein, this release contains forward-looking statements, which involve certain risks, and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include continued use by subscribers and potential subscribers of the Company’s services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins, as well as other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this Release. UGC Europe expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in UGC Europe’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further information please contact:

Claire Appleby

UGCE Investor Relations

+ 44 (0) 207 838 2004

Email: ir@ugceurope.com

Bert Holtkamp

UGCE Corporate Communications

+ 31 (0) 20 778 9447

corpcomms@upccorp.com

Richard S.L. Abbott

UGC Europe

(303) 220-6682

ir@ugceurope.com

Also, please visit www.ugceurope.com for further information about UGC Europe & UPC.